Larry Spirgel
Assistant Director
AD Office 11 — Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

February 29, 2016

Re:       iConsumer Corp.
             Offering Statement on Form 1-A
Filed September 10, 2015
File No. 024-10480

Dear Mr. Spirgel :

We acknowledge receipt of comments in your letter of October 2, 2015, which we have set out below, together with our responses.

Part 1 — Notification
Item  1. Issuer Information
Financial Statements

1. Please revise the summary balance sheet information to properly reflect Total Stockholders’ Equity, consistent with the most recent financial statements presented in Part F/S.
We have revised the summary balance sheet information as requested. The incorrect information was initially inserted because the EDGAR system rejected a negative number in this field.
General
2. We note that your website and offering circular advertise that shares will be given to “members” of the company when they sign up to use iConsumer’s services and when they get other users to sign up. Please provide your analysis as to the eligibility of this distribution under the securities laws.
The issuance of shares to members of the company as a reward for their use of iConsumer’s services constitutes the offer and sale of securities required to be registered under Section 5 of the Securities Act of 1933 or made pursuant to an available exemption. The offer and sale of securities to members is intended to be made in reliance on the provisions of Regulation A, and the Form 1-A as filed is intended to cover such transactions. We have expanded the language in

“Plan of Distribution” to clarify this issue, and also to reflect the fact that the company will not receive cash consideration for such sales.
3. We note that you intend to offer your shares at “stepped” prices depending on how many members have signed up to use the iConsumer website. Please provide your analysis as to how this offering is consistent with Rule 251(d)(3)(ii).
The company has changed its plans with respect to the pricing of its shares. It now intends to offer the first $500,000 of shares at $0.045 and the balance at $0.09. We have revised the disclosure accordingly.
Preliminary Offering Circular Cover Page
4. Please revise your cover page to include the number of preferred stock shares being offered in connection with the offering circular.
We have amended the cover page as requested.
5. Please revise your table to include the proceeds that will be paid to StartEngine. We note your disclosure below the table the company expects to pay approximately $150,000.
We respectfully advise the Staff that the estimated $150,000 in net expenses discussed in “Use of proceeds” relates to all expenses of the offering, including professional fees. The disclosure in “Plan of Distribution” has been revised to reflect fees payable to StartEngine below the table. Moreover, we note that including StartEngine’s fees in the table would give the incorrect impression that StartEngine is acting as an underwriter or placement agent, which is not the case. It is merely hosting offering information on its site. We further note that the presentation of the  disclosure made with respect to StartEngine and FundAmerica fees is substantially consistent with the equivalent disclosure made by Elio Motors, Inc. and XTI Aircraft Company in their filings on Form 1-A.
6. Please disclose your escrow arrangements on the cover page as required by item 19e) of Part II to Form 1-A.
The information has been provided as requested.
7. We note the disclosure on the cover page that you contemplate this offering terminating on September 30, 2016. Please reconcile this disclosure with the information in Item 4 of Part I to the Form 1-A that you do not intend to offer securities on a delayed or continuous basis.
Item 4 of Part I of Form 1-A has been amended to correct the discrepancy, and to reflect that the company will offer securities on a continuous basis, not to exceed one year. We have also adjusted the date on the cover page in accordance with this intention.
The Company’s Business
Employees, page 13

8. We note your disclosure under Directors, Executive Officers and Significant Employees that Messrs. Grosshandler and Schleicher are full-time. Please reconcile this disclosure with your statement that the company has no employees at present on page 13.
We have revised the disclosure under “Employees” to clarify that while Messrs. Grosshandler and Schleicher currently devote their time to developing the company’s business, they are not employees of the company, but are employed by the affiliated company OSS.
Plan of Operation, page 14
9. Please expand your disclosure to discuss iConsumers plan of operation for the next 12 months as required by item 9(c) of Part II of Form 1-A.
We have expanded the discussion of plan of operations as requested.
10. Please quantify the anticipated budgets and disclose the key milestones to complete the material aspects of your plan of operation. Please also clarify whether, in your opinion, the proceeds of the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Item 9(c) of Part II of Form 1-A.
We have included budgets and milestones in the discussion as requested.
Security Ownership of Management and Certain Security Holders, page 18
11. Please revise your table to include the amount of each class of securities held by Messrs. Grosshandler and Schleicher.
We have revised the table as requested.
Part F/S
12. Please update your financial information in an amended filing on Form 1-A to include the most recent interim information in this section as well as other sections of your document. Refer to paragraphs (b)(3)-(4) of part F/S and revise to include a balance sheet as of June 30, 2015 and statements of income and cash flows for the six months ended June 30, 2015.
We have updated the financial statements as required.

Sincerely,

/s/Sara Hanks

Sara Hanks
Managing Partner
KHLK LLP
cc: Robert N. Grosshandler
iConsumer Corp.